Exhibit 99.5

ZenaTech Launches Drone as a Service (DaaS) for US Defense and Government Agencies with New Partnerships

Vancouver, British Columbia, (June 5, 2025) -- ZenaTech, Inc. (Nasdaq: ZENA) (FSE: 49Q) (BMV: ZENA) ("ZenaTech"), a technology company specializing in AI (Artificial Intelligence) drones, Drone as a Service (DaaS), Enterprise SaaS, and Quantum Computing solutions, today announces the launch of Drone as a Service specifically for US Defense and Government agencies, and two new partnerships with consulting and government relations firms to assist in selling these services.

ZenaTech’s ZenaDrone subsidiary has retained the services of Bromelkamp Government Relations and Winning Strategies Washington to provide Congressional lobbying and defense business development consulting services. Bromelkamp is a defense-focused business development consulting firm to small and medium technology companies that are growing their business with the US Department of Defense and other security-related federal agencies. Winning Strategies is an independent bipartisan federal government relations and grants procurement firm.

“These partnerships will be instrumental in building relationships with the various agencies as we launch our DaaS service and expand our sales efforts in this sector,” said Shaun Passley, Ph.D., CEO of ZenaTech. “Bromelkamp and Winning Strategies have decades of defense industry experience and understand the complexities and culture of the military. As defense priorities shift toward autonomy, resilience, and secure supply chains, ZenaTech is uniquely positioned to deliver scalable, mission-ready drone solutions that align with the US military and the defense industry.  Our Drone as a Service model is designed to accelerate adoption, lower barriers, and support operational agility,”

With a growing demand for advanced drone solutions in security, logistics and tactical operations, the DaaS model allows defense customers to deploy mission-specific drone solutions without the need for capital equipment purchases. To accelerate market entry, ZenaTech has onboarded two seasoned military consultants to lead business developments, identify pilot programs, and secure funding partnerships within the defense sector.

The ZenaDrone 1000 is an autonomous, military grade aerial solutions built for multi-mission flexibility, featuring a patented foldable-wing design, 40 kg payload capacity, and 1 hour flight time. Its onboard AI, thermal imaging, LiDAR, and multi spectral sensors enable real-time ISR (intelligence, surveillance, and reconnaissance), border patrol, and base surveillance with minimal operator input. The modular cone enables fast swapping of mission-specific payloads- like HD Cameras and sensors, making it ideal for tactical resupply, SAR (search and rescue), infrastructure inspection, and operations in high-risk restricted environments. Rugged, AI-powered and rapidly deployable, the ZenaDrone 1000 enhances situational awareness and operational reach for defense forces.

The ZenaDrone IQ Nano and IQ Square are compact, high-performance drone solutions engineered for intelligence, surveillance, and reconnaissance (ISR), indoor security, and tactical inspection in complex military environments, The IQ Nano, excels in GOS-denied environments like military warehouses or confined infrastructure, offering obstacle avoidance, and precise maneuverability. The IQ Square, with extended flight time and payload options, supports ISR, CBRN monitoring and perimeter patrols. Lightweight and field-ready, both drones deliver rapid situational awareness for mission-critical deployments.

ZenaTech is actively pursuing Green UAS and Blue UAS certifications to meet stringent federal standards. With recent restrictions on Chinese-made drones in military and government operations, these certifications are mandatory for vendors aiming to participate in DoD and allied agency contracts. ZenaTech’s compliant drone solutions open access to high-value defense contracts and align with increasing demand for secure aerial solutions.

The DaaS business model offers customers reduced upfront costs and convenience ─ there is no need to purchase drone hardware and software, find a drone pilot, manage maintenance and operation, or acquire regulatory approvals. The model also offers scalability to use more often or less often based on business needs.

About ZenaTech

ZenaTech (Nasdaq: ZENA) (FSE: 49Q) (BMV: ZENA) is a technology company specializing in AI drone, Drone as a Service (DaaS), enterprise SaaS and Quantum Computing solutions for mission-critical business applications. Since 2017, the Company has leveraged its software development expertise and grown its drone design and manufacturing capabilities through ZenaDrone, to innovate and improve customer inspection, monitoring, safety, security, compliance, and surveying processes. With enterprise software customers using branded solutions in law enforcement, health, government, and industrial sectors, and drones being implemented in these plus agriculture, defense, and logistics sectors, ZenaTech’s portfolio of solutions helps drive exceptional operational efficiencies, accuracy, and cost savings. The Company operates through seven global offices in North America, Europe, Taiwan, and UAE, and is growing a DaaS business model and global partner network.

About ZenaDrone

ZenaDrone, a wholly owned subsidiary of ZenaTech, develops and manufactures autonomous business drone solutions that can incorporate machine learning software, AI, predictive modeling, Quantum Computing, and other software and hardware innovations. Created to revolutionize the hemp farming sector, its specialization has grown to multifunctional drone solutions for industrial surveillance, monitoring, inspection, tracking, process automation and defense applications. Currently, the ZenaDrone 1000 drone is used for crop management applications in agriculture and critical field cargo applications in the defense sector, the IQ Nano indoor drone is used for inventory management and security in the warehouse and logistics sectors, and the IQ Square is an indoor/outdoor drone designed for land survey and inspections use in commercial and defense sectors.

Contacts for more information:

Company, Investors, and Media:

Linda Montgomery

ZenaTech

312-241-1415

investors@zenatech.com

Investors:

Michael Mason

CORE IR

investors@zenatech.com

Safe Harbor

This press release and related comments by management of ZenaTech, Inc. include “forward-looking statements” within the meaning of U.S. federal securities laws and applicable Canadian securities laws. These forward-looking statements are subject to the safe harbor provisions under the Private Securities Litigation Reform Act of 1995. This forward-looking information relates to future events or future performance of ZenaTech and reflects management’s expectations and projections regarding ZenaTech’s growth, results of operations, performance, and business prospects and opportunities. Such forward-looking statements reflect management’s current beliefs and are based on information currently available to management. In some cases, forward-looking information can be identified by terminology such as “may”, “will”, “should”, “expect”, “plan”, “anticipate”, “aim”, “seek”, “is/are likely to”, “believe”, “estimate”, “predict”, “potential”, “continue” or the negative of these terms or other comparable terminology intended to identify forward-looking statements.  Forward-looking information in this document includes, but is not limited to ZenaTech’s expectations regarding its revenue, expenses, production, operations, costs, cash flows, and future growth; expectations with respect to future production costs and capacity; ZenaTech's ability to deliver products to the market as currently contemplated, including its drone products including ZenaDrone 1000 and IQ Nano; ZenaTech’s anticipated cash needs and it’s needs for additional financing; ZenaTech’s intention to grow the business and its operations and execution risk; expectations with respect to future operations and costs; the volatility of stock prices and market conditions in the industries in which ZenaTech operates; political, economic, environmental, tax, security, and other risks associated with operating in emerging markets; regulatory risks; unfavorable publicity or consumer perception; difficulty in forecasting industry trends; the ability to hire key personnel; the competitive conditions of the industry and the competitive and business strategies of ZenaTech; ZenaTech’s expected business objectives for the next twelve months; ZenaTech’s ability to obtain additional funds through the sale of equity or debt commitments; investment capital and market share; the ability to complete any contemplated acquisitions; changes in the target markets; market uncertainty; ability to access additional capital, including through the listing of its securities in various jurisdictions; management of growth (plans and timing for expansion); patent infringement; litigation; applicable laws, regulations, and any amendments affecting the business of ZenaTech.